

May 17, 2012

<u>Via E-mail</u>
Mr. Roger P. Herbert
Interim President
Blast Energy Services, Inc.
P.O. Box 710152
Houston, Texas 77271-0152

> **Re: Blast Energy Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 23, 2012**
> **File No. 0-53725**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Summary of the Merger (page 50), page 2</u>

1. We note your disclosure that "Immediately following the merger (and taking into account the reverse stock split and other transactions contemplated by our amended and restated certificate of formation), PEDCO's existing shareholders will own an estimated approximately 95% of our outstanding common stock (approximately 94% on a fully diluted basis) and 100% of our outstanding preferred stock." Please provide us with your calculation of the number of shares of your common stock which will be held by PEDCO's existing shareholders.

<u>Proposal I – Approval of the Merger Agreement and Merger, page 50</u>

<u>Background of the Merger and Reasons for the Merger, page 53</u>

2. We note your disclosure in the second paragraph on page 55 regarding the discussions leading up to the merger agreement. Please describe in greater detail all of the

negotiations and material contacts, and identify the individuals at Blast and PEDCO who were involved in each instance. Refer to Item 1005(c) of Regulation M-A.

3. Please explain in greater detail how you determined the merger consideration substantively. Describe the negotiations.

4. We note your disclosure in the last paragraph on page 55 regarding your comparison of the market capitalization of Blast to a valuation of PEDCO based on recent private placement transactions, including in April 2012. Given that you entered the merger agreement with PEDCO on January 13, 2012, please provide information concerning the valuations of PEDCO in the private placements completed in 2011 and January 2012, while the merger consideration was being negotiated.

5. Please also disclose what consideration you gave to a comparison of Blast's oil and gas properties and operations to PEDCO's.

6. We note your disclosure that the assumption and four-month extension of your $1.33 million debt to Centurion was an important factor in your decision to enter into this merger. Explain why you believe that your prospects of repaying the debt will be enhanced after combining with PEDCO.

Unaudited Pro Forma Condensed Combined Financial Statements, page 78

General

7. We note from disclosure on page 4 that your creditors are willing to convert $1.45 million of your outstanding secured debt into common stock at a price of $0.02 per share (prior to the reverse stock split) upon consummation of the merger. With reference to Article 11 of Regulation S-X, please tell us how you considered including a pro forma adjustment to reflect this conversion.

Pro Forma Consolidated Balance Sheets, page 79

8. We note you are asking your shareholders to approve the conversion of all of the outstanding shares of your Series A and Series B preferred stock into shares of common stock on a one-for-one basis immediately prior to the reverse stock split on a one-for-one hundred ten basis. Please clarify whether the pro forma adjustment to common stock reflects the reverse split of the shares of your common stock after they are converted from preferred shares.

Pro Forma Footnotes, page 80

9. We note from the disclosure in your pro forma footnote (1) that pro forma goodwill is based on "the difference between the fair value of consideration transferred and the fair value of assets acquired and liabilities assumed (which valuation and allocation is not

final, is not based on any valuation and is subject to change)." Based on this statement and review of the adjustments to the financial information related to Blast Energy Services, Inc., it is not clear whether you have adjusted the assets and liabilities of Blast Energy Services, Inc. for their estimated fair value as required by FASB ASC 805-40-45-2b. Please provide additional detail explaining your application of this guidance and your pro forma adjustment for goodwill. Your revised disclosure should describe your pro forma purchase accounting adjustments.

Pro Forma Consolidated Statements of Operations, page 81

10.   Please provide us with a reconciliation of the number you disclose on page 82 as the basic and diluted weighted average common shares outstanding. Refer to FASB ASC 805-40-45-3 through 805-40-45-5.

Proposal II – Approval of the Amended and Restated Certificate of Formation and Designation, page 96

11.   We note that your proposal to amend and restate the certificate of formation and designation entails several substantive proposals. Please revise this proposal to provide shareholders the opportunity to vote on each separate matter presented. Refer to Exchange Act Rule 14a-4(a)(3) and –(b)(1). For further guidance, refer to SEC Release No. 34-31326, Part II.H. You may indicate, as appropriate, that the consummation of each of these separate matters is conditioned on the consummation of the other related matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien (Staff Accountant) at (202) 551-3721 or Ethan Horowitz (Branch Chief) at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director